Exhibit 99.9

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition/IFRS update
Released	07:00 22-Nov-05

RNS Number:4624U
Wolseley PLC
22 November 2005

NEWS RELEASE
22 November 2005

Wolseley plc
Acquisitions Update and Impact of IFRS on Results for Year Ended 31 July 2005

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announces details of a further two acquisitions and restates its results for the twelve months to 31 July 2005 in accordance with International Financial Reporting Standards ("IFRS").

Acquisitions Update

Since Wolseley's last acquisitions update announcement on 8 November 2005, an additional two distribution businesses in Europe and North America have been acquired for an aggregate consideration of approximately £4 million in cash.

Since the beginning of the financial year on 1 August 2005, a total of 17 distribution businesses in Europe and North America have been acquired for an aggregate consideration of approximately £422 million in cash. These 17 acquisitions are expected to add approximately £680 million to group turnover in a full year. Goodwill related to these acquisitions is estimated to be around £269 million.

North American Plumbing and Heating Distribution

On 14 November 2005, Ferguson acquired Mobile Supply Company, Inc. ("Mobile") from Mr. and Mrs. Raymond Stallings. Mobile is a heating, ventilation and air-conditioning (HVAC) distributor operating from a branch in Mobile, Alabama and a branch in Pensacola, Florida. In the year ended 31 October 2004, Mobile had sales of $12.3 million (£6.8 million) and had gross assets of $5.0 million (£2.8 million) at that date.

European Distribution

On 18 November 2005, PBM signed an agreement to acquire MSCO from Mr Jean-Marie Le Sellin, Mrs Annie Le Sellin, Mr Michel Nadaud and Mrs Annie Nadaud. Completion is expected on 1 December 2005. MSCO is a generalist builders' merchant based in the South West of France operating from two branches. In the year ended 30 November 2004, MSCO had sales of €3.7 million (£2.5 million) and had gross assets of €1.7 million (£1.2 million) at that date.

The divisional split of the total acquisition spend since 1 August 2005 is:

Division	No. of	Spend
	Acquisitions	£ million

European Distribution	5	243
North American Plumbing & Heating	10	105
Distribution
US Building Materials Distribution	2	74

TOTAL	17	422

Exchange Rates

The following exchange rates have been used for the acquisitions noted above: £1 = $1.80, £1 = €1.46.

Adoption of International Financial Reporting Standards ("IFRS")

Wolseley plc has today published a statement setting out the restatement in accordance with International Financial Reporting Standards ("IFRS") of its results for the year ended 31 July 2005. Copies of the statement are available on the company's website www.wolseley.com in the "Investor Centre" section.

Adoption of IFRS would have increased the Group's operating profit for the year to 31 July 2005 by £24.6 million (3.6%) to £702.0 million and its profit before tax by £17.4 million (2.7%) to £665.2 million. The net assets of the Group at 31 July 2005 would have increased by £6.8 million (0.3%) to £2,313.7 million and net debt would have increased by £27.0 million (2.4%) to £1,170.5 million. This would have resulted in an increase in gearing from 49.6% to 50.6%.

As noted in previous announcements relating to the adoption of IFRS, the principal areas of impact are in respect of leases, taxation, pensions, goodwill, other intangible assets and stock compensation. The Group's first full set of audited IFRS financial statements will be those for the year ending 31 July 2006.

The summary below shows how the Group's financial highlights prepared under UK GAAP would have been reported if they had been prepared in accordance with IFRS.

	Reported under	Adjustments	Restated under
	UK GAAP		IFRS
	£m	£m	£m

Year ended 31 July 2005

Group revenue	11,257.7	(1.4)	11,256.3

Group trading profit(1)	720.8	(13.0)	707.8
Group operating profit	677.4	24.6	702.0

Group profit before tax	647.8	17.4	665.2
Group profit before tax and amortisation of acquired intangibles	691.2	(20.2)	671.0

Basic earnings per share	78.53p	3.08p	81.61p
Earnings per share, before amortisation of acquired intangibles	85.93p	(3.33)p	82.60p

As at 31 July 2005

Total net assets	2,306.9	6.8	2,313.7
Gearing(2)	49.6%	1.0%	50.6%

(1) Trading profit is defined as operating profit before the amortisation of acquired intangible assets.

(2) Gearing is the ratio of net borrowings, excluding construction loan borrowings, to shareholders' funds.

The European Commission may not endorse all the pronouncements issued to date by the International Accounting Standards Board, new interpretations may be issued on existing accounting and financial reporting standards and best practice continues to evolve. It is therefore possible that the IFRS financial information provided in this news release and the statement on the www.wolseley.com website might have been revised by the time it forms the comparative to the Group's first annual results announcement under IFRS (for the year ended 31 July 2006).

There will be a conference call today at 10.00 a.m. should analysts/investors wish to ask questions regarding the IFRS announcement.

UK dial-in	020 7162 0125
International dial-in	+44 20 7162 0125

A replay facility will be available until 6 December 2005 by dialling:

UK & International	+44 (0)20 7031 4064
Pass code	682185

ENQUIRIES:

Investors/Analysts:
Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778 187

Press:
Penny Studholme	0118 929 8886
Director of Corporate Communications

Brunswick	020 7404 5959
Andrew Fenwick
Deborah Fairbrass

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before goodwill, was £721 million. Wolseley has around 60,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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